Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine-month periods ended September 30, 2016 and September 30, 2017. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2017. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•                  general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements and opportunities for the profitable operation of LNG carriers;

•                  continued low prices for crude oil and petroleum products and volatility in gas prices;

•                  our ability to enter into time charters with new and existing customers;

•                  increased exposure to spot market and fluctuations in spot charter rates;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•                  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  number of off-hire days, dry-docking requirements and insurance costs;

•                  fluctuations in currencies and interest rates;

•                  our ability to maintain long-term relationships with major energy companies;

•                  our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;

•                  environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•                  the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  our ability to retain key employees and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2017 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of November 2, 2017 consists of 15 LNG carriers, including ten ships in operation, three LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”) and two LNG carriers on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns twelve LNG carriers. In addition, GasLog has leased back one vessel sold to Lepta Shipping Co. Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co. Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 23 LNG carriers including ten of our wholly owned ships in operation, eleven of the ships contributed or sold to the Partnership (one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the bareboat vessel and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings.

We have secured multi-year time charter contracts for five of our operating ships, the twelve ships owned by the Partnership, the bareboat vessel and our five newbuildings on order. As of September 30, 2017, these contracts are expected to provide total contracted revenue of approximately $3.2 billion during their initial terms which expire between 2018 and 2029. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking, (b) all LNG carriers on order are delivered on schedule, and (c) no exercise of any option to extend the term of charters. Five of our ships are currently operating in the spot/short-term market. GasLog has entered into a pool agreement (the “Pool Agreement”) with Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) establishing The Cool Pool Limited (the “Cool Pool”) to market our and their vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements.

We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year charters and spot/short-term charters, and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Completion of Dropdown of the GasLog Geneva

On July 3, 2017, GasLog closed the dropdown to GasLog Partners of 100% of the ownership interest in GAS-thirteen Ltd., the entity that owns the GasLog Geneva, for an aggregate purchase price of $211.0 million, which includes $1.0 million for positive net working capital balances transferred with the vessel.

Announcement and Post-Quarter-End Closing of Dropdown of the Solaris

On September 19, 2017, GasLog entered into a share purchase agreement for the dropdown to GasLog Partners of 100% of the ownership interest in GAS-eight Ltd., the entity that owns the Solaris, for an aggregate purchase price of $185.9 million, which includes $1.0 million for positive net working capital balances transferred with the entity. The acquisition closed on October 20, 2017.

At-The-Market Common Equity Offering Programme (“ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents.

From establishment of the ATM Programme through September 30, 2017, GasLog Partners had issued and received payment for 2,351,885 units at a weighted average price of $22.91 per common unit for total gross proceeds of $53.9 million and net proceeds of $52.7 million, after broker commissions of $0.7 million and other expenses of $0.4 million.

During the third quarter of 2017 GasLog Partners had issued and received payment for 1,941,008 common units at a weighted average price of $22.96 per common unit for total gross proceeds of $44.6 million and net proceeds of $43.9 million, after broker commissions of $0.6 million and other expenses of $0.1 million.

In the period from October 1, 2017 through October 3, 2017, GasLog Partners issued and received payment for an additional 130,220 common units at a weighted average price of $23.26 per unit for gross proceeds of $3.03 million and net proceeds of $2.99 million, after broker commissions of $0.04 million. The issuance of these units fulfilled contractual commitments entered into on or before September 30, 2017.

Financing Transactions

On July 3, 2017, GasLog repaid $41.6 million of the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”).

Chief Operating Officer Appointment

Following Graham Westgarth’s retirement from his position as Chief Operating Officer (“COO”), GasLog and GasLog Partners announced on August 21, 2017, that Richard Sadler was appointed as COO with effect from September 20, 2017.

Dividend Declaration

On September 14, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in aggregate, payable on October 2, 2017 to holders of record as of September 29, 2017. GasLog paid the declared dividend to the transfer agent on September 29, 2017.

On November 1, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share, or $11.3 million in aggregate, payable on November 22, 2017 to shareholders of record as of November 13, 2017.

Fleet Update

Owned Fleet

As of September 30, 2017, our wholly owned fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Savannah	2010	155,000	Spot Market (3)	TFDE*	N/A	N/A
2	GasLog Singapore	2010	155,000	Spot Market (3)	TFDE	N/A	N/A
3	GasLog Skagen	2013	155,000	Shell	TFDE	August 2019(4)	N/A
4	GasLog Chelsea	2010	153,600	Spot Market (3)	TFDE	N/A	N/A
5	Solaris(5)	2014	155,000	Shell	TFDE	June 2021	2026-2031
6	GasLog Saratoga	2014	155,000	Spot Market (3)	TFDE	N/A	N/A
7	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	2023-2025
8	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
9	GasLog Salem	2015	155,000	Spot Market (3)	TFDE	N/A	N/A
10	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031

* tri-fuel diesel electric

As of September 30, 2017, the Partnership’s fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
5	GasLog Greece(6)	2016	174,000	Shell	TFDE	March 2026	2031
6	GasLog Geneva(7)	2016	174,000	Shell	TFDE	September 2023	2028-2031
7	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023-2025
8	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	—
9	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022-2024
10	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023-2025
11	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Julia Louise (8)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)      Indicates the expiration of the initial term.

(2)      The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charter for periods ranging from five to ten years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charterer of the Methane Rita Andrea may extend the charter for one extension period of three or five years and the charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration.

(3)      Vessels operating in the spot market that participate in the Cool Pool.

(4)      On April 28, 2017, the Group signed an amendment to the GasLog Skagen seasonal time charter agreement, pursuant to which the seasonal charter of the vessel was replaced by a continuous time charter for a period of 2.4 years ending in August 2019.

(5)      On September 19, 2017, GasLog Partners entered into an agreement to acquire 100% of the shares in the entity that owns and charters the Solaris from GasLog. The acquisition closed on October 20, 2017.

(6)      On May 3, 2017, GasLog Partners acquired 100% of the shares in the entity that owns and charters the GasLog Greece from GasLog.

(7)      On July 3, 2017, GasLog Partners acquired 100% of the shares in the entity that owns and charters the GasLog Geneva from GasLog.

(8)      On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited (“MSL”), a subsidiary of Shell.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog Partners has the option to purchase from us: (i) the GasLog Glasgow and the GasLog Gibraltar within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by their charterers (ii) the Methane Becki Anne within 36 months after the completion of its acquisition by GasLog on March 31, 2015 and (iii) GAS-twenty six Ltd. (with its long-term bareboat charter of the Methane Julia Louise) and GasLog’s right to repurchase the Methane Julia Louise from Lepta Shipping under the sale and lease back arrangements as described above, within 36 months after the completion of the acquisition of the Methane Julia Louise by GasLog on March 31, 2015. In each case, GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five Year Vessels”) either at their acquisition cost plus certain break-up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, our five remaining newbuildings (Hull Nos. 2130, 2131, 2800, 2801 and 2212) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

In April 2015, the charter expirations for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were amended. The initial terms of the time charters for the GasLog Shanghai and the GasLog Santiago were each extended by four months to May 2018 and July 2018, respectively, whilst the initial term for the GasLog Sydney was shortened by eight months to September 2018. The options to extend the initial terms have not been exercised and as such the Gaslog Shanghai, the GasLog Santiago and the GasLog Sydney are due to come off charter in May 2018, July 2018 and September 2018, respectively, each plus or minus 30 days. In October 2017, the charterer of the Methane Jane Elizabeth notified us of its intention not to exercise the charter extension option. As such the Methane Jane Elizabeth is due to come off charter in October 2019. GasLog Partners continues to pursue opportunities for new multi-year charters with third parties for the vessels and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions. It should be noted that, for the GasLog Sydney, GasLog Partners has the option to enter into a bareboat charter or time charter arrangement with GasLog designed to guarantee the total cash available for distribution from the vessel for one year, such option being agreed to at the time the amendments to the initial charter terms, referenced above, were accepted.

Results of Operations

Three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2017

	For the three months ended
	September 30, 2016	September 30, 2017
Amounts in thousands of U.S. Dollars
Revenues	120,727	131,242
Vessel operating and supervision costs	(26,821)	(29,569)
Voyage expenses and commissions	(4,184)	(1,939)
Depreciation	(31,373)	(34,447)
General and administrative expenses	(9,273)	(9,988)
Profit from operations	49,076	55,299
Financial costs	(46,094)	(34,709)
Financial income	193	644
(Loss)/gain on swaps	(19,931)	3,137
Share of profit/(loss) of associate	333	(143)
Total other expenses, net	(65,499)	(31,071)
(Loss)/profit for the period	(16,423)	24,228
Non-controlling interest	(12,623)	(18,893)
(Loss)/profit attributable to owners of the Group	(29,046)	5,335

During the three-month period ended September 30, 2016, we had an average of 21.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 1,925 operating days and an average of 24.0 ships operating under our technical management (including our 20.0 of our owned and bareboat ships). During the three-month period ended September 30, 2017, we had an average of 23.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,116 operating days and an average of 23.0 ships operating under our technical management (including 22.0 of our owned and bareboat ships).

Revenues:

Revenues increased by 8.7%, or $10.5 million, from $120.7 million during the three-month period ended September 30, 2016, to $131.2 million during the three-month period ended September 30, 2017. The increase is attributable to an increase in revenues of $14.9 million due to the deliveries of the GasLog Geneva and the GasLog Gibraltar on September 30, 2016 and October 31, 2016, respectively, resulting in an increase in operating days.

There was also an increase of $1.1 million in revenues from our vessels operating in the spot market in both periods and an increase of $0.4 million in revenues from the remaining vessels. These increases in revenues were partially offset by a decrease of $5.9 million due to the expiration of two time charter party agreements during 2016 (with the vessels operating in the spot market thereafter). The average daily hire rate decreased from $62,558 for the three-month period ended September 30, 2016 to $61,838 for the three-month period ended September 30, 2017, mainly affected by the termination of the two time charter party agreements in the second half of 2016.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 10.4%, or $2.8 million, from $26.8 million during the three-month period ended September 30, 2016, to $29.6 million during the three-month period ended September 30, 2017. The increase is mainly attributable to the increase of $2.0 million in crew wages expenses, mainly due to the increased fleet from the deliveries of the GasLog Geneva and the GasLog Gibraltar on September 30, 2016 and October 31, 2016 and an increase of $0.8 million in various other costs. Overall, the average daily operating cost per vessel increased marginally from $14,577 per day during the three-month period ended September 30, 2016 to $14,609 per day during the three-month period ended September 30, 2017.

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased by 54.8%, or $2.3 million, from $4.2 million during the three-month period ended September 30, 2016 to $1.9 million during the three-month period ended September 30, 2017. The decrease is mainly attributable to the favorable movement in net allocation of the Cool Pool results of $3.8 million in the three-month period ended September 30, 2017 in accordance with the profit-sharing terms specified in the Pool Agreement entered into with Dynagas and Golar, partially offset by an increase of $1.4 million in bunkers consumption of the vessels operating in the spot market and an increase of $0.1 million in brokers’ commissions following the increase in revenues.

Depreciation:

Depreciation increased by 9.6%, or $3.0 million, from $31.4 million during the three-month period ended September 30, 2016, to $34.4 million during the three-month period ended September 30, 2017. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the three-month period ended September 30, 2017 compared to the same period of 2016.

General and Administrative Expenses:

General and administrative expenses increased by 7.5%, or $0.7 million, from $9.3 million during the three-month period ended September 30, 2016, to $10.0 million during the three-month period ended September 30, 2017. The increase is mainly attributable to an increase of $0.7 million in employee costs and an increase of $0.2 million in non-cash share-based compensation expense, which was partially offset by a decrease of $0.2 million due to the favorable movement of foreign exchange rates in 2017.

Financial Costs:

Financial costs decreased by 24.7%, or $11.4 million, from $46.1 million during the three-month period ended September 30, 2016, to $34.7 million during the three-month period ended September 30, 2017. The decrease is attributable to a decrease of $18.0 million in the amortization of deferred loan fees (mainly due to the decrease by $18.2 million in write-off of unamortized loan issuance costs associated with the six legacy facilities that were refinanced by the Legacy Facility Re-financing which occurred in the third quarter 2016) and a decrease of $0.3 million in other financial costs. The above decreases were partially offset by an increase of $2.4 million in interest expense on loans mainly due to the increased average debt outstanding and the increased weighted average interest rate, as well as a $4.5 million increase in realized losses on cross currency swaps (on which we apply hedge accounting) and interest expense on senior unsecured notes in the three months ended September 30, 2017 compared to the same period in 2016. During the three-month period ended September 30, 2017, we had an average of $2,628.5 million of outstanding indebtedness, with a weighted average interest rate of 4.3%, while during the three-month period ended September 30, 2016, we had an average of $2,435.3 million of outstanding indebtedness, having an aggregate weighted average interest rate of 3.5%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCS.

(Loss)/gain on Swaps:

Gain on swaps increased by $23.0 million, from a loss of $19.9 million during the three-month period ended September 30, 2016, to a gain of $3.1 million during the three-month period ended September 30, 2017. The increase in gain on swaps is primarily attributable to a decrease of $17.2 million in recycled loss that was reclassified from equity to the statement of profit or loss relating to the cumulative loss from the period the hedges of the interest rate swaps terminated in July 2016 were effective, an increase of $3.4 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $3.2 million for the quarter ended September 30, 2017 as compared to a loss of $0.2 million for the quarter ended September 30, 2016, and a decrease of $2.4 million in realized loss from derivative financial instruments held for trading.

(Loss)/profit for the Period:

Profit for the period increased by $40.6 million, from a loss of $16.4 million for the three-month period ended September 30, 2016 to a profit of $24.2 million for the three-month period ended September 30, 2017, as a result of the aforementioned factors.

(Loss)/profit Attributable to Owners of the Group:

Profit attributable to owners of the Group increased by $34.3 million, from a loss of $29.0 million for the three-month period ended September 30, 2016 to a profit of $5.3 million for the three-month period ended September 30, 2017. The increase in profit attributable to the owners of the Group resulted mainly from the increase in profit mentioned above, partially offset by the increase in profit attributable to non-controlling interest (non-controlling unitholders of GasLog Partners) as a result of GasLog Partners’ equity offerings in August 2016 and January 2017, its ATM Programme implemented in May 2017, and the associated dropdowns of the GasLog Seattle, the GasLog Greece and the GasLog Geneva on November 1, 2016, May 3, 2017 and July 3, 2017 respectively.

Nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2017

	For the nine months ended
	September 30, 2016	September 30, 2017
Amounts in thousands of U.S. Dollars
Revenues	339,578	389,457
Vessel operating and supervision costs	(83,242)	(86,891)
Voyage expenses and commissions	(12,703)	(6,810)
Depreciation	(89,021)	(102,606)
General and administrative expenses	(28,362)	(30,213)
Profit from operations	126,250	162,937
Financial costs	(106,756)	(104,311)
Financial income	519	1,779
Loss on swaps	(39,384)	(6,585)
Share of profit of associate	996	704
Total other expenses, net	(144,625)	(108,413)
(Loss)/profit for the period	(18,375)	54,524
Non-controlling interest	(34,433)	(47,952)
(Loss)/profit attributable to owners of the Group	(52,808)	6,572

During the nine-month period ended September 30, 2016, we had an average of 20.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 5,361 operating days and an average of 23.0 ships operating under our technical management (including our 19.0 owned and bareboat ships). During the nine-month period ended September 30, 2017, we had an average of 23.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 6,267 operating days and an average of 23.6 ships operating under our technical management (including 22.0 of our owned and bareboat ships).

Revenues:

Revenues increased by 14.7%, or $49.9 million, from $339.6 million during the nine-month period ended September 30, 2016 to $389.5 million during the nine-month period ended September 30, 2017. The increase is attributable to an increase in revenues of $44.2 million due to the deliveries of the GasLog Geneva and the GasLog Gibraltar on September 30, 2016 and October 31, 2016, respectively, and an increase of $22.6 million from the full operation of the GasLog Greece and the GasLog Glasgow (which were delivered on March 29, 2016 and June 30, 2016, respectively) in the nine-month period ended September 30, 2017. The abovementioned factors resulted in an increase in operating days. There was also an increase of $5.5 million in revenues from our vessels operating in the spot market in both periods and an increase of $2.8 million due to 43 off-hire days for scheduled dry-dockings in the nine-month period ended September 30, 2016 compared to nil in the same period in 2017. These increases were partially offset by a decrease of $24.7 million due to the expiration of two time charter party agreements during 2016 (with the vessels operating in the spot market thereafter) and a decrease of $0.3 million in revenues from remaining vessels. The average daily hire rate decreased from $63,124 for the nine-month period ended September 30, 2016 to $61,995 for the nine-month period ended September 30, 2017, mainly affected by the termination of the two time charter party agreements in the second half of 2016. Furthermore, there was a decrease of $0.2 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 4.4%, or $3.7 million, from $83.2 million during the nine-month period ended September 30, 2016, to $86.9 million during the nine-month period ended June 30, 2017. The increase is primarily attributable to an increase of $6.1 million in crew wages expenses, mainly driven by the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar on March 29, 2016, June 30, 2016, September 30, 2016 and October 31, 2016, respectively and an increase of $0.7 million in various other costs. The above increases were partially offset by a decrease of $3.1 million in technical maintenance expenses mainly related to scheduled dry-dockings and various planned repairs performed in the first nine months ended September 30, 2016. Overall, the average daily operating cost per vessel decreased from $15,441 per day for the nine-month period ended September 30, 2016 to $14,467 per day for the nine-month period ended September 30, 2017.

Voyage expenses and commissions:

Voyage expenses and commissions decreased by 46.5%, or $5.9 million, from $12.7 million during the nine-month period ended September 30, 2016 to $6.8 million during the nine-month period ended September 30, 2017. The decrease is mainly attributable to the movement in net allocation of the Cool Pool results of $8.7 million in the nine-month period ended September 30, 2017 in accordance with the profit sharing terms specified in the Pool Agreement entered into with Dynagas and Golar, partially offset by an increase of $2.0 million in bunkers consumption of the vessels operating in the spot market and an increase of $0.8 million in brokers’ commissions following the increase in revenues.

Depreciation:

Depreciation increased by 15.3%, or $13.6 million, from $89.0 million during the nine-month period ended September 30, 2016, to $102.6 million during the nine-month period ended September 30, 2017. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the nine-month period ended September 30, 2017 compared to the same period of 2016.

General and Administrative Expenses:

General and administrative expenses increased by 6.3%, or $1.8 million, from $28.4 million during the nine-month period ended September 30, 2016, to $30.2 million during the nine-month period ended September 30, 2017. The increase is mainly attributable to an increase of $1.1 million in employee costs, an increase of $0.8 million in legal fees and other professional fees, mainly related to professional services for business development projects and an increase of $0.7 million in non-cash share-based compensation expense, partially offset by a $0.5 million decrease in net foreign exchange differences, mainly due to the favorable movement of foreign exchange rates in 2017 and a $0.3 million decrease in various other costs.

Financial Costs:

Financial costs decreased by 2.3%, or $2.5 million, from $106.8 million during the nine-month period ended September 30, 2016, to $104.3 million during the nine-month period ended September 30, 2017. The decrease is attributable to (a) a decrease of $22.8 million in the amortization of deferred loan issuance costs and premium mainly driven by (i) a write-off of $18.2 million of unamortized loan fees associated with the six legacy facilities that were refinanced by the Legacy Facility Re-financing which occurred in the third quarter 2016, (ii) a write-off of $1.5 million of unamortized bond fees and premium as a result of the June 2016 and 2017 bond repurchases and (iii) a write-off and accelerated amortization of $3.1 million due to the termination or scheduled prepayments of certain facilities, (b) a decrease of $0.9 million in other financial costs and (c) a decrease of $0.7 million in loss arising upon the repurchase of the existing bonds at a premium. The above decreases were partially offset by the increase of $9.7 million in interest expense on loans mainly due to the increased weighted average debt outstanding and the increased weighted average interest rate, as well as an increase of $10.7 million in realized losses on cross currency swaps (on which we apply hedge accounting) and interest expense on senior unsecured notes in the nine months ended September 30, 2017 compared to the same period in 2016 and an increase of $1.6 million in finance lease charges in 2017. During the nine-month period ended September 30, 2017, we had an average of $2,718.8 million of outstanding indebtedness, with a weighted average interest rate of 4.1%, while during the nine-month period ended September 30, 2016, we had an average of $2,373.5 million of outstanding indebtedness, with a weighted average interest rate of 3.5%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCS.

Loss on Swaps:

Loss on swaps decreased by 83.2%, or $32.8 million, from $39.4 million during the nine-month period ended September 30, 2016, to $6.6 million during the nine-month period ended September 30, 2017. The decrease is mainly attributable to a decrease of $19.1 million in loss that was reclassified from equity to the statement of profit or loss (mainly due to $17.2 million of which related to the cumulative loss from the period the hedges of the interest rate swaps terminated in July 2016 were effective and $1.2 million related to the decrease from the CCS agreements terminations/ modification in June 2016 and June 2017), an increase of $11.7 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $2.0 million for the nine months ended September 30, 2017 as compared to a loss of $9.7 million for the nine months ended September 30, 2016, and a decrease of $1.9 million in realized loss from derivative financial instruments held for trading.

(Loss)/profit for the Period:

Profit for the period increased by $72.9 million, from a loss of $18.4 million for the nine-month period ended September 30, 2016 to a profit of $54.5 million for the nine-month period ended September 30, 2017, as a result of the aforementioned factors.

(Loss)/profit Attributable to Owners of the Group:

Profit attributable to owners of the Group increased by $59.4 million, from a loss of $52.8 million for the nine-month period ended September 30, 2016 to a profit of $6.6 million for the nine-month period ended September 30, 2017. The increase in profit attributable to the owners of GasLog resulted from the increase in profit mentioned above, partially offset by the increase in profit attributable to the non-controlling interest (non-controlling unitholders of GasLog Partners) as a result of GasLog Partners’ equity offerings in August 2016 and January 2017, its ATM Programme implemented in May 2017, and the associated dropdowns of the GasLog Seattle, the GasLog Greece and the GasLog Geneva on November 1, 2016, May 3, 2017 and July 3, 2017 respectively.

Customers

For the nine-month period ended September 30, 2017, we received 93.8% of our revenues from Shell, 6.0% of our revenues from various charterers in the spot/short-term market and 0.2% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the nine-month period ended September 30, 2016, we received 94.68% of our revenues from Shell, 5.31% of our revenues from various charterers in the spot/short-term market and 0.01% of our revenues from Egypt LNG.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our ship-operating expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under existing and new debt agreements. We may also seek to raise additional common or other forms of equity, subject in each case to market conditions.

We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to meet our operating and financing requirements while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

As of September 30, 2017, GasLog had $358.0 million of cash and cash equivalents, of which $223.3 million was held in time deposits and the remaining balance in current accounts. In addition, as of September 30, 2017, GasLog had $22.2 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of September 30, 2017, GasLog had an aggregate of $2.6 billion of indebtedness outstanding under its credit facilities and bond agreements (net of unamortized deferred loan fees), of which $178.8 million was repayable within one year, and a $215.2 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.2 million was repayable within one year.

On April 5, 2017, GasLog prepaid $150.0 million of borrowings outstanding under the junior tranche of the Five Vessel Refinancing that subsidiaries of GasLog and GasLog Partners entered into on February 18, 2016, using part of the proceeds from the offering of the 8.875% Senior Notes.

On June 27, 2017, GasLog completed the repurchase of the outstanding NOK bonds maturing in April 2018, at a price of 103.0% of par value for total consideration of NOK 424.4 million ($70.8 million at the swapped rate under the associated CCSs).

On July 3, 2017, GasLog repaid $41.6 million of the revolving credit facility of the Legacy Facility Refinancing. As of September 30, 2017, there was undrawn available capacity of $100.0 million under the revolving credit facility of the Legacy Facility Refinancing.

As of September 30, 2017, GasLog’s principal commitments for capital expenditures are related to the five LNG carriers on order, which have a gross aggregate contract price of approximately $1.0 billion. As of September 30, 2017, the total remaining balance of the contract prices of the aforementioned newbuildings was $901.1 million that GasLog expects to be funded with the $664.0 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations, cash proceeds from future dropdowns, if any, and borrowings under new and existing debt agreements.

GasLog has hedged 53.4% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of September 30, 2017.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 1, 2017 and Note 7 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of September 30, 2017, GasLog’s current assets totaled $407.8 million while current liabilities totaled $281.8 million, resulting in a positive working capital position of $126.0 million.

Taking into account generally expected market conditions, we anticipate that available cash and cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2017

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the nine months ended
	September 30, 2016	September 30, 2017
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	181,086	154,796
Net cash used in investing activities	(568,711)	(84,993)
Net cash provided by financing activities	329,421	60,437

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $26.3 million, from $181.1 million during the nine-month period ended September 30, 2016, to $154.8 million in the nine-month period ended September 30, 2017. The decrease was mainly attributable to an increase of $43.9 million in cash paid for interest including the interest paid for finance leases, a decrease of $34.3 million caused by movements in working capital accounts and a net increase of $3.8 million from the remaining movements, which were partially offset by an increase in revenues of $49.9 million and a decrease in voyage expenses and commissions of $5.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $483.7 million, from $568.7 million in the nine-month period ended September 30, 2016, to $85.0 million in the nine-month period ended September 30, 2017. The decrease is mainly attributable to a decrease of $507.2 million in payments for the construction costs of newbuildings and other fixed assets and an increase of $1.1 million in cash from interest income. The above movements were partially offset by $14.1 million in payments made for the investment in Gastrade and a net increase in short-term investments of $10.2 million in 2017 compared to the same period in 2016.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $269.0 million, from $329.4 million in the nine-month period ended September 30, 2016, to $60.4 million in the nine-month period ended September 30, 2017. The decrease is mainly attributable to a decrease of $1,833.6 million in proceeds from our borrowings, a decrease in proceeds from the sale and leaseback of $217.0 million, a decrease of $61.2 million in restricted cash, an increase of $14.5 million in dividend payments and an increase of $1.8 million in payments for finance lease liabilities. The above movements were partially offset by a decrease in bank loan repayments of $1,594.0 million, an increase of $139.2 million in proceeds from the Partnership’s Series A Preference Units issuance, an increase of $79.7 million in proceeds from the GasLog Partners’ public offerings, net payments of $4.8 million related to the termination of our interest rate swap agreements and entering into new agreements in 2016, a decrease of $29.2 million in payments of loan issuance costs and a decrease of $12.0 million in payments for CCS termination/modification and the NOK bond repurchases.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and vessel utilization as of September 30, 2017.

	Contracted Charter Revenues and Days from Time Charters

	On and after October 1,	For the years ending December 31,
	2017	2018	2019	2020	2021	2022-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	120.61	473.98	486.80	425.36	327.99	1,361.24	3,195.98
Total contracted days(1)	1,626	6,381	6,491	5,525	4,076	16,609	40,708
Total available days(2)	2,086	9,216	9,859	9,978	10,040	80,585	121,764
Total unfixed days(3)	460	2,835	3,368	4,453	5,964	63,976	81,056
Percentage of total contracted days/total available days	77.95%	69.24%	65.84%	55.37%	40.60%	20.61%	33.43%

(1)      Reflects time charter revenues and contracted days for five of our currently wholly owned ships, the twelve ships currently owned by the Partnership, the bareboat vessel and our five newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(2)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)      Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

The table provides information about our contracted charter revenues based on contracts in effect as of September 30, 2017 for (a) the five ships in our currently wholly owned fleet, the twelve ships currently in the GasLog Partners’ fleet and the bareboat vessel for which we have secured time charters and (b) our five newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after September 30, 2017. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga and the GasLog Salem that are operating in the Cool Pool, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga, the Gaslog Salem and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report but, if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer, or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 1, 2017. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information.

Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 1, 2017 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

GASLOG LTD.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and September 30, 2017

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2016	September 30, 2017
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	4	6,265	20,470
Deferred financing costs		12,045	14,300
Other non-current assets		1,824	425
Derivative financial instruments	13	7,856	12,598
Tangible fixed assets	5	3,889,047	3,799,258
Vessels under construction	5	96,356	161,365
Vessel held under finance lease	5	222,004	216,264
Total non-current assets		4,244,908	4,234,191
Current assets
Trade and other receivables		9,256	7,874
Dividends receivable and other amounts due from related parties	8	3,065	3,843
Derivative financial instruments	13	82	2,709
Inventories		8,461	9,142
Prepayments and other current assets		4,326	3,960
Short-term investments		18,000	22,244
Restricted cash		42	—
Cash and cash equivalents		227,024	358,025
Total current assets		270,256	407,797
Total assets		4,515,164	4,641,988
Equity and liabilities
Equity
Preference shares	11	46	46
Share capital	11	810	810
Contributed surplus	11	966,974	925,573
Reserves		10,160	17,776
Treasury shares	11	(10,861)	(8,649)
Accumulated deficit		(21,486)	(14,914)
Equity attributable to owners of the Group		945,643	920,642
Non-controlling interest		564,039	834,855
Total equity		1,509,682	1,755,497
Current liabilities
Trade accounts payable		7,255	6,877
Ship management creditors		841	1,751
Amounts due to related parties	8	105	97
Derivative financial instruments	13	7,854	4,472
Other payables and accruals	10	93,386	83,651
Borrowings, current portion	7	147,448	178,773
Finance lease liability, current portion	6	5,946	6,210
Total current liabilities		262,835	281,831
Non-current liabilities
Derivative financial instruments	13	22,485	23
Borrowings, non-current portion	7	2,504,578	2,394,251
Finance lease liability, non-current portion	6	214,455	209,008
Other non-current liabilities		1,129	1,378
Total non-current liabilities		2,742,647	2,604,660
Total equity and liabilities		4,515,164	4,641,988

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the nine months ended
	Note	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Revenues		120,727	131,242	339,578	389,457
Vessel operating and supervision costs		(26,821)	(29,569)	(83,242)	(86,891)
Voyage expenses and commissions		(4,184)	(1,939)	(12,703)	(6,810)
Depreciation	5	(31,373)	(34,447)	(89,021)	(102,606)
General and administrative expenses	9	(9,273)	(9,988)	(28,362)	(30,213)
Profit from operations		49,076	55,299	126,250	162,937
Financial costs	14	(46,094)	(34,709)	(106,756)	(104,311)
Financial income		193	644	519	1,779
(Loss)/gain on swaps	14	(19,931)	3,137	(39,384)	(6,585)
Share of profit/(loss) of associate		333	(143)	996	704
Total other expenses, net		(65,499)	(31,071)	(144,625)	(108,413)
(Loss)/profit for the period		(16,423)	24,228	(18,375)	54,524
Attributable to:
Owners of the Group		(29,046)	5,335	(52,808)	6,572
Non-controlling interest		12,623	18,893	34,433	47,952
		(16,423)	24,228	(18,375)	54,524

(Loss)/earnings per share – basic and diluted	17	(0.39)	0.03	(0.75)	(0.01)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and nine months ended September 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
(Loss)/profit for the period		(16,423)	24,228	(18,375)	54,524
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	13	5,436	1,441	(4,113)	2,160
Recycled loss of cash flow hedges reclassified to profit or loss	14	17,238	—	23,514	4,368
Other comprehensive income for the period		22,674	1,441	19,401	6,528
Total comprehensive income for the period		6,251	25,669	1,026	61,052
Attributable to:
Owners of the Group		(6,372)	6,776	(33,407)	13,100
Non-controlling interest		12,623	18,893	34,433	47,952
		6,251	25,669	1,026	61,052

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the nine months ended September 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 11)	Preference shares (Note 11)	Contributed surplus (Note 11)	Reserves	Treasury shares (Note 11)	Retained earnings/ (accumulated deficit)	Attributable to owners of the Group	Non - controlling interest	Total
Balance as of January 1, 2016	810	46	1,020,292	(8,829)	(12,491)	1,846	1,001,674	506,246	1,507,920
Net proceeds from GasLog Partners’ public offering	—	—	—	—	—	—	—	52,299	52,299
Dividend declared (common and preference shares)	—	—	(39,525)	—	—	(1,846)	(41,371)	(32,375)	(73,746)
Share-based compensation, net of accrued dividend (Note 16)	—	—	—	2,644	—	—	2,644	—	2,644
Settlement of share-based compensation	—	—	—	(1,481)	1,426	—	(55)	—	(55)
(Loss)/profit for the period	—	—	—	—	—	(52,808)	(52,808)	34,433	(18,375)
Other comprehensive income for the period	—	—	—	19,401	—	—	19,401	—	19,401
Total comprehensive income/(loss) for the period	—	—	—	19,401	—	(52,808)	(33,407)	34,433	1,026
Balance as of September 30, 2016	810	46	980,767	11,735	(11,065)	(52,808)	929,485	560,603	1,490,088

Balance as of January 1, 2017	810	46	966,974	10,160	(10,861)	(21,486)	945,643	564,039	1,509,682
Net proceeds from GasLog Partners’ public offerings (Note 3)	—	—	—	—	—	—	—	269,708	269,708
Dividend declared (common and preference shares) (Note 11)	—	—	(41,401)	—	—	—	(41,401)	(46,844)	(88,245)
Share-based compensation, net of accrued dividend (Note 16)	—	—	—	3,149	—	—	3,149	—	3,149
Settlement of share-based compensation	—	—	—	(2,061)	2,212	—	151	—	151
Profit for the period	—	—	—	—	—	6,572	6,572	47,952	54,524
Other comprehensive income for the period	—	—	—	6,528	—	—	6,528	—	6,528
Total comprehensive income for the period	—	—	—	6,528	—	6,572	13,100	47,952	61,052
Balance as of September 30, 2017	810	46	925,573	17,776	(8,649)	(14,914)	920,642	834,855	1,755,497

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2016	September 30, 2017
Cash flows from operating activities:
(Loss)/profit for the period		(18,375)	54,524
Adjustments for:
Depreciation		89,021	102,606
Share of profit of associate		(996)	(704)
Financial income		(519)	(1,779)
Financial costs		106,756	104,311
Unrealized foreign exchange loss/(gain) on cash and cash equivalents		128	(761)
Unrealized loss/(gain) on derivative financial instruments held for trading		9,693	(2,034)
Recycled loss of cash flow hedges reclassified to profit or loss		23,514	4,368
Share-based compensation		2,835	3,492
		212,057	264,023
Movements in working capital		28,792	(5,523)
Cash provided by operations		240,849	258,500
Interest paid		(59,763)	(103,704)
Net cash provided by operating activities		181,086	154,796
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(576,784)	(69,567)
Dividends received from associate		1,413	1,230
Return of contributed capital from associate		137	59
Other investments		—	(14,125)
Purchase of short-term investments		(1,500)	(37,244)
Maturity of short-term investments		7,500	33,000
Financial income received		523	1,654
Net cash used in investing activities		(568,711)	(84,993)
Cash flows from financing activities:
Proceeds from bank loans and bonds		2,113,621	280,000
Proceeds from sale and finance leaseback		217,000	—
Bank loans and bonds repayments		(1,966,018)	(371,987)
Payment of loan issuance costs		(35,484)	(6,245)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)		52,731	132,410
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)		—	139,222
Payment of equity raising costs		(245)	(1,216)
Payment for NOK bond repurchase at a premium		(2,120)	(1,459)
Payment for cross currency swaps’ termination/modification		(31,986)	(20,603)
Payment for interest rate swaps’ termination		(30,296)	—
Proceeds from entering into interest rate swaps		25,465	—
Decrease in restricted cash		61,213	—
Dividends paid		(73,746)	(88,245)
Payments for vessel held under finance lease		(714)	—
Payments for finance lease liability		—	(1,781)
Proceeds from stock options’ exercise		—	341
Net cash provided by financing activities		329,421	60,437
Effects of exchange rate changes on cash and cash equivalents		(128)	761
(Decrease)/increase in cash and cash equivalents		(58,332)	131,001
Cash and cash equivalents, beginning of the period		302,988	227,024
Cash and cash equivalents, end of the period		244,656	358,025

Non-cash investing and financing activities	15
Capital expenditures included in liabilities at the end of the period		11,308	4,557
Equity raising costs included in liabilities at the end of the period		204	713
Loan issuance costs included in liabilities at the end of the period		5,487	776

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of September 30, 2017, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.16% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of September 30, 2017, GasLog holds a 26.1% interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. The Group structure as of September 30, 2017 is as follows:

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q1 2018(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q1 2018(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q1 2018(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company (2)	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2212	Q2 2019(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
26.10% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—
33.33% joint venture:
The Cool Pool Limited (the “Cool Pool”) (3)	Marshall Islands	September 2015	Service company	—	—	—

(1)	For newbuildings, expected delivery quarters as of September 30, 2017 are presented.
(2)	On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. (“Mitsui”). Refer to Note 6.
(3)

On October 1, 2015, GasLog Carriers, Dynagas Ltd. (“Dynagas”) and Golar LNG Limited (“Golar”) (“Pool Owners”) and the Cool Pool Limited signed a LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement”) to market their vessels, which are currently operating in the LNG shipping spot market. As of September 30, 2017, the LNG Carrier Pool (named the “Cool Pool”) consists of 18 modern, high quality and essentially equivalent vessels powered by fuel efficient tri-fuel diesel electric (“TFDE”) propulsion technology. The participation of the Pool Owners’ vessels in the Cool Pool are as follows: Dynagas: three vessels; GasLog Carriers: five vessels; and Golar: ten vessels.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2016 filed with the SEC on March 1, 2017. On November 1, 2017 GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2016.

Certain prior-period amounts have been reclassified to conform with the current period presentation within the unaudited condensed consolidated statements of cash flows from the line item “payment for finance lease liability” to “interest paid” for an amount of $1,467.

Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional common or other forms of equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and comply with its financial covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments, which were effective for annual periods beginning on or after January 1, 2017, had a disclosure impact on the Group’s consolidated financial statements; please refer to Notes 6, 7 and 13.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. The Group will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on the Group’s consolidated financial statements, other than additional disclosure requirements in the notes to the consolidated financial statements, since the Group has chartered its vessels under time charter agreements and a bareboat agreement, and in this respect revenue is accounted under the leases standard.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. The Group applies cash flow hedge accounting on its cross-currency swaps in relation to its NOK Bond (but does not apply hedge accounting on its cash flow interest rate swaps in relation to its floating debt) and the new rules under IFRS 9 on hedge accounting are not expected to have a material effect on the Group’s consolidated financial statements. Management continues to evaluate the impact of this standard on the Group’s consolidated financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management anticipates that the implementation of this standard will not have a material impact on the Group’s financial statements, since the changes for lessors are fairly minor.

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment clarifying how to account for certain types of share-based payment transactions. The amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. An exception to the principles in IFRS 2 is also introduced that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact of these amendments on the Group’s consolidated financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Non-controlling Interest in GasLog Partners

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriter of the option to purchase additional units, after deducting underwriting discounts and other offering expenses were $78,196 (excluding $1,619 from the sale of the general partner units to GasLog) and have been allocated to non-controlling interest. In connection with this offering (and the partial exercise of the option to purchase additional units), the Partnership issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest.

On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Preference Rate Units (the “Series A Preference Units”) (including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $138,782. The Series A Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR A”. The initial distribution on the Series A Preference Units will be payable on September 15, 2017.

On May 16, 2017, GasLog Partners commenced “an at-the-market common equity offering programme” (“ATM Programme”), under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100,000 in accordance with the terms of an equity distribution agreement, entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through September 30, 2017, GasLog Partners had issued and received payment for 2,351,885 common units at a weighted average price of $22.91 per common unit for total net proceeds of $52,730, after broker commissions of $711 and other expenses of $446. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 47,998 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. During the quarter ended September 30, 2017, GasLog Partners had issued and received payment for 1,941,008 common units at a weighted average price of $22.96 per common unit for total net proceeds of $43,912, after broker commissions of $557 and other expenses of $101. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 39,613 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest.

Additionally, on May 16, 2017 the subordination period on the subordinated units of GasLog Partners held by GasLog expired and consequently all 9,822,358 subordinated units of GasLog Partners converted into common units of GasLog Partners on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

The profit allocation to non-controlling interest is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly
	Distribution		General	Holders of
	Target Amount	Unitholders	Partner	IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

Allocation of GasLog Partners’ profit(*)	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Partnership’s profit attributable to:
Common unitholders	12,707	20,941	34,680	53,014
Subordinated unitholders	5,079	N/A	14,970	5,085
General partner	377	443	1,049	1,220
Incentive distribution rights (“IDRs”)	708	815	1,744	1,711
Accrued preferred equity distributions	—	3,100	—	4,649
Total	18,871	25,299	52,443	65,679
Partnership’s profit allocated to GasLog	6,248	6,406	18,010	17,727
Partnership’s profit allocated to non-controlling interest	12,623	18,893	34,433	47,952
Total	18,871	25,299	52,443	65,679

*        Includes profits of GAS-seven Ltd., GAS-eleven Ltd. and GAS-thirteen Ltd. for the period after their transfers to the Partnership on November 1, 2016, May 3, 2017 and July 3, 2017, respectively.

4. Investment in Associates

The movements in investment in associates are reported in the following table:

September 30, 2017
As of January 1, 2017	6,265
Additions	14,125
Share of profit of associate	704
Return of investment from associate	(59)
Dividend declared	(565)
As of September 30, 2017	20,470

The additions of $14,125 relate to the investment in Gastrade. On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit (“FSRU”) along with other fixed infrastructure.

5. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

The movements in tangible fixed assets, vessels under construction and vessel held under finance lease are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2017	4,212,849	14,501	4,227,350	96,356	228,523
Additions	3,109	3,968	7,077	65,009	—
As of September 30, 2017	4,215,958	18,469	4,234,427	161,365	228,523

Accumulated depreciation
As of January 1, 2017	334,960	3,343	338,303	—	6,519
Depreciation expense	95,988	878	96,866	—	5,740
As of September 30, 2017	430,948	4,221	435,169	—	12,259

Net book value
As of December 31, 2016	3,877,889	11,158	3,889,047	96,356	222,004
As of September 30, 2017	3,785,010	14,248	3,799,258	161,365	216,264

Vessels with an aggregate carrying amount of $3,785,010 as of September 30, 2017 (December 31, 2016: $3,877,889) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018 and 2019, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. (“Hyundai”) for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018.

In September 2016, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the second quarter of 2019.

On March 21, 2017, GasLog entered into a Heads of Agreement (“HOA”) with Samsung for the potential conversion of an existing vessel of the Group. As of September 30, 2017, $3,400 of the cost was paid, in accordance with the payment terms.

On July 10, 2017, GasLog entered into an agreement with Keppel Shipyard Limited (“Keppel”) for the detailed engineering in relation to an FSRU conversion of one vessel. As of September 30, 2017, $787 of the cost was paid, in accordance with the payment terms.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of September 30, 2017, the Group has paid to the shipyard $149,868 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 12).

The vessels under construction costs as of December 31, 2016 and September 30, 2017 are as follows:

	December 31, 2016	September 30, 2017
Progress shipyard installments	91,375	149,868
Onsite supervision costs	4,915	9,134
Critical spare parts, equipment and other vessel delivery expenses	66	2,363
Total	96,356	161,365

6. Sale and Leaseback

The movements in finance lease liabilities are reported in the following table:

	Opening balance	Cash flows	Non-cash items	Total
Finance lease liabilities as of January 1, 2017	220,401	—	—	220,401
Finance lease charge	—	—	8,167	8,167
Payments	—	(13,350)	—	(13,350)
Finance lease liabilities as of September 30, 2017	220,401	(13,350)	8,167	215,218

An analysis of the finance lease liabilities is as follows:

	December 31, 2016	September 30, 2017
Finance lease liability, current portion	5,946	6,210
Finance lease liability, non-current portion	214,455	209,008
Total	220,401	215,218

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2016	September 30, 2017
Amounts due within one year	156,645	188,167
Less: unamortized deferred loan and senior unsecured notes issuance costs	(9,197)	(9,394)
Borrowings, current portion	147,448	178,773
Amounts due after one year	2,543,357	2,428,264
Plus: unamortized premium(1)	1,304	—
Less: unamortized deferred loan and senior unsecured notes issuance costs	(40,083)	(34,013)
Borrowings, non-current portion	2,504,578	2,394,251
Total	2,652,026	2,573,024

(1)             Refer to “Senior Unsecured Notes” disclosed below for details on the premium.

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2016 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2016. Refer to Note 13 “Borrowings”. During the nine months ended September 30, 2017, GasLog drew down $30,000 from its revolving credit facility of the credit agreement entered into on July 19, 2016 (the “Legacy Facility Refinancing”) and, on July 3, 2017, repaid the full drawn amount at that time of $41,641. In addition, on April 5, 2017, GasLog prepaid $150,000 under the junior tranche of the credit agreement that subsidiaries of GasLog and GasLog Partners entered into on February 18, 2016 (the “Five Vessel Refinancing”).

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan and senior unsecured notes issuance costs.

Senior Unsecured Notes

The main terms of the Group’s senior unsecured NOK bonds (the “NOK Bonds”) have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2016. Refer to Note 13 “Borrowings”.

On June 27, 2017, GasLog completed the repurchase of the outstanding NOK bonds maturing in April 2018, at a price of 103.0% of par value, resulting in a loss of $1,459, for a total consideration of NOK 424,360 ($70,783 at the swapped rate under the associated cross currency swaps). Additionally, as a result of the repurchase, the unamortized bond fees and premium of $283 (gain) were written off to profit or loss during the second quarter of 2017.

The aggregate carrying amount under the 750,000 NOK bonds maturing in May 2021, net of unamortized financing costs and unamortized premium, as of September 30, 2017 is $93,036 (December 31, 2016: $133,531) while their aggregate fair value is $100,530 based on a USD/NOK exchange rate of 0.1259 as of September 30, 2017 (December 31, 2016: $138,741, based on a USD/NOK exchange rate of 0.1159).

On March 22, 2017, GasLog closed a public offering of $250,000 aggregate principal amount of 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”) at a public offering price of 100% of the principal amount. The net proceeds from the offering after deducting the underwriting discount and offering expenses were $245,388.

Interest payment on the 8.875% Senior Notes shall be made in arrears on a quarterly basis. GasLog may redeem the 8.875% Senior Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (a) 100% of the principal amount of such notes plus accrued and unpaid interest to the date of redemption and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to but excluding the date of redemption) computed using a discount rate equal to the treasury rate, plus 50 basis points, plus accrued and unpaid interest thereon to the date of redemption.

GasLog as issuer of the 8.875% Senior Notes is required to comply with financial covenants which include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total capitalization must not exceed 75%;
(iii)	the ratio of EBITDA over debt service, on a trailing four quarter basis, shall be no less than 1.00:1.00;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 2.50% of total indebtedness or $35,000; and
(v)	the issuer’s market value adjusted net worth must at all times be not less than $300,000.

The Group was in compliance with its financial covenants as of September 30, 2017.

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2017	2,652,026	—	—	—	—	2,652,026
Proceeds from bank loans and bonds	—	280,000	—	—	—	280,000
Bank loans and bond repayments	—	(371,987)	—	—	—	(371,987)
Additions in deferred loan fees	—	(6,245)	—	(776)	2,255	(4,766)
Amortization of deferred loan and senior unsecured notes issuance costs and premium (Note 14)	—	—	—	9,335	—	9,335
Retranslation of the NOK Bonds in U.S. dollars	—	—	8,416	—	—	8,416
Borrowings outstanding as of September 30, 2017	2,652,026	(98,232)	8,416	8,559	2,255	2,573,024

8. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and other amounts due from related parties

	December 31, 2016	September 30, 2017
Dividends receivable from associate	750	85
Due from the Cool Pool	1,930	3,322
Other receivables	385	436
Total	3,065	3,843

Current Liabilities

	December 31, 2016	September 30, 2017
Ship management creditors	45	396
Amounts due to related parties	105	97

Ship management creditors’ liability comprises of cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $97 as of September 30, 2017 (December 31, 2016: $105) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

9. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Employee costs	3,971	4,714	13,185	14,328
Board of directors’ fees	562	562	1,728	1,665
Share-based compensation	1,035	1,257	2,835	3,492
Rent and utilities	579	542	1,737	1,686
Travel and accommodation	435	374	1,690	1,424
Legal and professional fees	1,829	1,849	4,989	5,804
Foreign exchange differences, net	252	65	505	26
Other expenses	610	625	1,693	1,788
Total	9,273	9,988	28,362	30,213

10. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2016	September 30, 2017
Social contributions	1,057	812
Unearned revenue	37,522	37,293
Accrued legal and professional fees	1,480	1,908
Accrued board of directors’ fees	561	562
Accrued employee costs	5,800	5,176
Accrued off-hire	3,765	3,765
Accrued crew costs	6,132	3,153
Accrued purchases	3,553	5,414
Accrued financing costs	—	994
Accrued interest	27,165	19,292
Accrued payable to charterers	5,425	3,868
Other accruals	926	1,414
Total	93,386	83,651

11. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of September 30, 2017, the share capital consisted of 80,649,807 issued and outstanding common shares, par value $0.01 per share, 343,319 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The movements in the number of shares, the share capital, the preference shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of	Number of	Number of		Preference	Contributed	Treasury
	common shares	treasury shares	Preference Shares	Share capital	shares	surplus	shares
Outstanding as of January 1, 2017	80,561,353	431,773	4,600,000	810	46	966,974	(10,861)
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(41,401)	—
Treasury shares distributed for awards vested or exercised in the period (Note 16)	88,454	(88,454)	—	—	—	—	2,212
Outstanding as of September 30, 2017	80,649,807	343,319	4,600,000	810	46	925,573	(8,649)

The treasury shares were acquired by GasLog in 2014 in relation to the share-based compensation (Note 16).

Dividend distribution

On February 16, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on March 16, 2017 to shareholders of record as of March 6, 2017 for a total amount of $11,278.

On March 9, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share or $2,516 in aggregate, payable on April 3, 2017 to holders of record as of March 31, 2017. GasLog paid the declared dividend to the transfer agent on March 31, 2017.

On May 4, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on May 25, 2017 to shareholders of record as of May 15, 2017 for a total amount of $11,287.

On May 4, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share or $2,516 in the aggregate payable on July 3, 2017 to holders of record as of June 30, 2017. GasLog paid the declared dividend to the transfer agent on July 3, 2017.

On August 2, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on August 24, 2017 to shareholders of record as of August 14, 2017 for a total amount of $11,288.

On September 14, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in the aggregate, payable on October 2, 2017 to holders of record as of September 29, 2017. GasLog paid the declared dividend to the transfer agent on September 29, 2017.

12. Commitments and Contingencies

(a) As of September 30, 2017 the Group had the following commitments as lessee relating to buildings under operating leases:

Period	September 30, 2017
Not later than one year	1,473
Later than one year and not later than three years	1,484
Later than three years and not later than five years	606
More than five years	174
Total	3,737

(b) Commitments relating to the vessels under construction (Note 5) as of September 30, 2017 were as follows:

Period	September 30, 2017
Not later than one year	554,104
Later than one year and not later than three years	347,002
Total	901,106

Pursuant to a Heads of Agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with Methane Services Limited (“MSL”) on March 8, 2016, the GasLog entities declared their options with Samsung to install reliquefaction plants on board the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the event the reliquefaction plants do not meet certain specified performance criteria during operation, GasLog will have a liability to pay a daily compensation amount per vessel which will in whole or in part be met by the liabilities of the manufacturers for failure to meet the specified performance criteria.

(c)    Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation, including a vessel under a finance lease (Note 6), as of September 30, 2017 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2017
Not later than one year	463,994
Later than one year and not later than three years	697,871
Later than three years and not later than five years	381,197
More than five years	432,015
Total	1,975,077

Future gross minimum revenues disclosed in the above table excludes the revenues of the vessels that are under construction.

(d)     In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to certain investments in some of the Group’s vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements, without including additional estimated costs for which no agreement had been signed as of September 30, 2017 are as follows:

Period	September 30, 2017
Not later than one year	25,731
Total	25,731

(e)      Related to the acquisition of six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with value $660 have been purchased and paid as of September 30, 2017 and are included in Tangible fixed assets (Note 5). The remaining spares are expected to be acquired before the end of the initial term of the charter party agreements.

(f)       On November 2, 2015, a letter agreement between GasLog and MSL was signed reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and or modifications of existing vessels as agreed between the parties. As of September 30, 2017, the outstanding commitment is $1,354.

(g)     On October 11, 2016, GasLog LNG Services Ltd. entered into an agreement whereby it has access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into a FSRU whereby such conversion work would be undertaken by Keppel. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the same have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 110% of the original cost, or GasLog may call for the purchase of such LLIs at a discounted price of 85% of the original cost.

(h)     On July 10, 2017, GasLog entered into an agreement with Keppel for the detailed engineering in relation to an FSRU conversion of one vessel. Commitment relating to this agreement as of September 30, 2017 is as follows:

Period	September 30, 2017
Not later than one year	6,817
Total	6,817

(i)        In September 27, 2017 (and in addition to the existing seven maintenance agreements signed in 2014 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of eight GasLog LNG carriers.  The agreements cover the renewal of existing maintenance agreements on four GasLog vessels and extends the servicing to a further four LNG carriers.  The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

13. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2016	September 30, 2017
Derivatives designated and effective as hedging instruments carried at fair value
Cross currency swaps	—	7,286
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	7,856	5,209
Forward foreign exchange contracts	82	2,812
Total	7,938	15,307
Derivative financial instruments, current assets	82	2,709
Derivative financial instruments, non-current assets	7,856	12,598
Total	7,938	15,307

The fair value of the derivative liabilities is as follows:

	December 31, 2016	September 30, 2017
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	24,279	386
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,060	4,109
Total	30,339	4,495
Derivative financial instruments, current liability	7,854	4,472
Derivative financial instruments, non-current liability	22,485	23
Total	30,339	4,495

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amounts based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the banks on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2016	September 30, 2017
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB Bank ASA	July 2016	July 2016	July 2020	1.784%	73,333	73,333
GasLog	DNB Bank ASA	July 2016	July 2016	July 2021	1.729%	73,333	73,333
GasLog	DNB Bank ASA	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog	HSBC Bank Plc. (“HSBC”)	July 2016	July 2016	July 2020	1.896%	33,333	33,333
GasLog	HSBC	July 2016	July 2016	July 2021	1.818%	33,333	33,333
GasLog	HSBC	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank AB, London Branch (“Nordea”)	July 2016	July 2016	July 2020	1.905%	66,667	66,667
GasLog	Nordea	July 2016	July 2016	July 2021	1.84%	66,667	66,667
GasLog	Nordea	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB (“SEB”)	July 2016	July 2016	July 2020	1.928%	50,000	50,000
GasLog	SEB	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog	SEB	July 2016	July 2016	July 2022	1.814%	50,000	50,000
GasLog (1)	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	—	100,000
GasLog (1)	Nordea	Feb 2017	Feb 2017	Mar 2022	2.0145%	—	100,000
GasLog (1)	ABN Amro Bank NV (“ABN”)	Feb 2017	Feb 2017	Mar 2022	2.003%	—	100,000
					Total	870,000	1,170,000

(1)                In February 2017, GasLog entered into new interest rate swap agreements with a notional amount of $300,000 in aggregate, maturing in 2022.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and nine months ended September 30, 2017 amounted to a net gain of $2,444 and net loss of $696, respectively (for the three and nine months ended September 30, 2016: a net loss of $133 and $9,642, respectively), which was recognized against profit or loss in the period incurred and is included in Loss/gain on swaps. During the three and nine months ended September 30, 2017, the net gain of $2,444 and a net loss of $696 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was higher/lower, respectively than the agreed fixed interest rates resulting in a decrease/increase in derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements (“CCS”)

The Group enters into CCS which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group’s exposure to fluctuations deriving from its NOK Bonds.

The principal terms of the CCS designated as cash flow hedging instruments are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2016	September 30, 2017
GasLog(1)	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	22,965	—
GasLog(1)	SEB	April 2014	May 2014	June 2018	5.99%	22,965	—
GasLog(1)	Nordea	April 2014	May 2014	June 2018	5.99%	22,965	—
GasLog	DNB Bank ASA	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	SEB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	Nordea	June 2016	June 2016	May 2021	8.59%	30,050	30,050
					Total	159,045	90,150

(1)                On June 27, 2017, GasLog terminated the first three CCS agreements by paying their fair value of $20,603 on that date. The cumulative loss of $0 and $4,368 from the period that hedging was effective was recycled to profit or loss during the three and nine months ended September 30, 2017.

For the three and nine months ended September 30, 2017, the effective portion of changes in the fair value of CCS amounting to a gain of $6,438 and $10,146 has been recognized in Other comprehensive income (for the three and nine months ended September 30, 2016: a gain of $10,271 and $9,889). For the three and nine months ended September 30, 2017, a gain of $97 and a loss of $430 was recycled to profit or loss representing the realized loss on CCS in relation to the interest expense component of the hedge (for the three and nine months ended September 30, 2016: a loss of $394 and $2,067, respectively). Additionally, for the three and nine months ended September 30, 2017, a loss of $4,900 and a loss of $8,416, was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of September 30, 2017 (for the three and nine months ended September 30, 2016: a loss of $6,152 and a loss of $11,147, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”) and Euros (“EUR”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated.

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	SEB	December 2016	3	October-December 2017	1.2541	£1,200
GasLog	SEB	August 2017	12	January-December 2018	1.3042	£3,600
					Total	£4,800

Company	Counterparty	Trade Date	Number of contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	HSBC	December 2016	3	October-December 2017	1.0542	€3,600
GasLog	Nordea	December 2016	3	October-December 2017	1.0562	€3,600
GasLog	SEB	December 2016	3	October-December 2017	1.0541	€3,600
GasLog	HSBC	June 2017	9	October-December 2017 January-June 2018	1.1297	€9,000
GasLog	ABN	June 2017	9	October-December 2017 January-June 2018	1.1291	€9,000
GasLog	Nordea	July 2017	6	January-June 2018	1.1817	€4,500
GasLog	SEB	July 2017	6	January-June 2018	1.1816	€4,500
GasLog	Nordea	August 2017	12	January-December 2018	1.1986	€9,000
GasLog	SEB	August 2017	12	January-December 2018	1.1966	€12,000
					Total	€58,800

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2017. The change in the fair value of these contracts for the three and nine months ended September 30, 2017 amounted to a net gain of $762 and $2,730 (for the three and nine months ended September 30, 2016: net loss of $51), which was recognized against profit or loss in the period incurred and is included in Loss/gain on swaps.

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Other comprehensive income	Cash flows	Non-cash items	Total
Net derivative liabilities as of January 1, 2017	22,401	—	—	—	22,401
Unrealized gain on derivative financial instruments held for trading (Note 14)	—	—	—	(2,034)	(2,034)
Payment for CCS termination	—	—	(20,603)	—	(20,603)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(10,576)	—	—	(10,576)
Net derivative liabilities/(assets) as of September 30, 2017	22,401	(10,576)	(20,603)	(2,034)	(10,812)

14. Financial Costs and Loss on Swaps

An analysis of financial costs and loss on swaps is as follows:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Amortization and write-off of deferred loan/bond issuance costs and premium	20,889	2,898	32,246	9,335
Interest expense on loans and realized loss on cash flow hedges	18,731	21,100	55,021	64,681
Interest expense on senior unsecured notes and realized loss on cross-currency swaps	3,034	7,526	8,690	19,497
Finance lease charge	2,785	2,731	6,572	8,167
Loss arising on NOK bond repurchase at a premium (Note 7)	—	—	2,120	1,459
Other financial costs	655	454	2,107	1,172
Total financial costs	46,094	34,709	106,756	104,311

Unrealized loss/(gain) on derivative financial instruments held for trading (Note 13)	184	(3,206)	9,693	(2,034)
Realized loss on derivative financial instruments held for trading	2,509	69	6,177	4,251
Recycled loss of cash flow hedges reclassified to profit or loss	17,238	—	23,514	4,368
Total loss/(gain) on swaps	19,931	(3,137)	39,384	6,585

15. Non-cash Items on Statements of Cash Flows

As of September 30, 2017, there are capital expenditures for vessels and vessels under construction of $4,557 that have not been paid during the nine months ended September 30, 2017 and are included in current liabilities (December 31, 2016: $2,038). Also, as of September 30, 2016, there were capital expenditures of $11,308 that had not been paid during the nine months ended September 30, 2016 and were included in current liabilities (December 31, 2015: $12,576).

As of September 30, 2017, there are equity raising costs of $713 that have not been paid during the nine months ended September 30, 2017 and are included in current liabilities (December 31, 2016: $5). Also, as of September 30, 2016, there were equity raising costs of $204 that had not been paid during the nine months ended September 30, 2016 and were included in current liabilities (December 31, 2015: $59).

As of September 30, 2017, there are loan issuance costs of $776 that have not been paid during the nine months ended September 30, 2017 and are included in current liabilities (December 31, 2016: $0). Also, as of September 30, 2016, there were loan issuance costs of $5,487 that had not been paid during the nine months ended September 30, 2016 and were included in current liabilities (December 31, 2015: $247).

As of September 30, 2017, there are receivables from stock options of $0 included in current assets (December 31, 2016: $108).

16. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively the “SARs”) have been disclosed in Note 21 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2016.

On April 3, 2017, GasLog granted to executives, managers and certain employees of the Group, 144,142 RSUs and 448,045 SARs in accordance with the Plan. The RSUs will vest on April 3, 2020 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 3, 2018, 2019 and 2020. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	144,142	April 3, 2017	n/a	n/a	$15.55
SARs	448,045	April 3, 2017	April 3, 2027	$15.55	$5.0021

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since GasLog’s initial public offering. The significant assumptions used to estimate the fair value of the SARs are set out below:

Inputs into the model
Grant date share closing price	$15.55
Exercise price	$15.55
Expected volatility	46.0%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	1.99%

The fair value of the RSUs was determined by using the grant date closing price of $15.55 per common unit and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2017	368,437	—	—	1.63	5,225
Granted during the period	144,142	—	—	—	2,241
Forfeited during the period	(1,795)	—	—	—	(28)
Vested during the period	(72,189)	—	—	—	(1,630)
Outstanding as of September 30, 2017	438,595	—	—	1.64	5,808
SARs
Outstanding as of January 1, 2017	1,713,702	14.11	—	8.25	6,010
Granted during the period	448,045	15.55	—	—	2,241
Exercised during the period	(25,187)	9.28	16.39	—	(58)
Forfeited during the period	(5,578)	15.55	—	—	(28)
Outstanding as of September 30, 2017	2,130,982	14.47	—	7.92	8,165

As of September 30, 2017, 1,026,400 SARs have vested but have not been exercised.

The terms of the 2015 GasLog Partners’ Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 21 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2016.

On April 3, 2017, GasLog Partners granted to its executives 26,097 RCUs and 26,097 PCUs in accordance with the GasLog Partners’ Plan. The RCUs and PCUs will vest on April 3, 2020 subject to the recipients’ continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return (“TUR”) achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th-75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that will be accrued and settled on vesting.

				Fair value at
Awards	Number	Grant date	Expiry date	grant date
RCUs	26,097	April 3, 2017	n/a	$23.85
PCUs	26,097	April 3, 2017	n/a	$23.85

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $23.85 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	26,097	—	622
Outstanding as of September 30, 2017	68,021	1.64	1,442
PCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	26,097	—	622
Outstanding as of September 30, 2017	68,021	1.64	1,442

The total expense recognized in respect of share-based compensation for the three and nine months ended September 30, 2017 was $1,257 and $3,492 (for the three and nine months ended September 30, 2016: $1,035 and $2,835). The total accrued cash distribution as of September 30, 2017 is $696 (December 31, 2016: $353).

17. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the profit for the period attributable to the owners of the common shares after deducting the dividend on preference shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(losses) per share is calculated by dividing the profit for the period attributable to the owners of the Group adjusted for the effects of all dilutive potential ordinary shares by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the three months ended
	September 30, 2016	September 30, 2017
Basic (loss)/earnings per share
(Loss)/profit for the period attributable to owners of the Group	(29,046)	5,335
Plus:
Dividend on preference shares (Note 11)	(2,516)	(2,516)
(Loss)/profit for the period available to owners of the Group	(31,562)	2,819
Weighted average number of shares outstanding, basic	80,553,238	80,631,298
Basic (loss)/earnings per share	(0.39)	0.03
Diluted (loss)/earnings per share
(Loss)/profit for the period available to owners of the Group used in the calculation of diluted (loss)/earnings per share	(31,562)	2,819
Weighted average number of shares outstanding, basic	80,553,238	80,631,298
Dilutive potential ordinary shares	—	643,263
Weighted average number of shares used in the calculation of diluted (loss)/earnings per share	80,553,238	81,274,561
Diluted (loss)/earnings per share	(0.39)	0.03

The Group excluded the effect of 1,018,089 SARs in calculating diluted EPS for the three months ended September 30, 2017, as they were anti-dilutive (September 30, 2016: 1,721,817 SARs and 368,437 RSUs).

	For the nine months ended
	September 30, 2016	September 30, 2017
Basic loss per share
(Loss)/profit for the period attributable to owners of the Group	(52,808)	6,572
Plus:
Dividend on preference shares (Note 11)	(7,547)	(7,548)
Loss for the period available to owners of the Group	(60,355)	(976)
Weighted average number of shares outstanding, basic	80,528,389	80,605,848
Basic loss per share	(0.75)	(0.01)
Diluted loss per share
Loss for the period available to owners of the Group used in the calculation of diluted loss per share	(60,355)	(976)
Weighted average number of shares outstanding, basic	80,528,389	80,605,848
Dilutive potential ordinary shares	—	—
Weighted average number of shares used in the calculation of diluted loss per share	80,528,389	80,605,848
Diluted loss per share	(0.75)	(0.01)

The Group excluded the effect of 2,130,982 SARs and 438,595 RSUs in calculating diluted EPS for the nine months ended September 30, 2017, as they were anti-dilutive (September 30, 2016: 1,721,817 SARs and 368,437 RSUs).

18. Subsequent Events

On October 20, 2017, GasLog completed the sale of 100% of the ownership interest in GAS-eight Ltd., the entity which owns the Solaris, to GasLog Partners, for an aggregate purchase price of $185,900, including $1,000 of positive working capital.

On November 1, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on November 22, 2017 to shareholders of record as of November 13, 2017.